UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K/A
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of October 2010
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE
This Amendment No. 1 to the Form 6-K amends and restates the assets side of the Consolidated Balance Sheet (Unaudited) that is part of the quarterly report for the three-month period ended June 30, 2010 filed on Form 6-K on August 12, 2010 for the purpose of correcting the typographical errors that occurred during the EDGAR conversion process in the percentage figures under the heading “Component Ratio (%)” for March 31, 2010 with respect to “Goodwill,” “Other intangible assets” and “Deferred income taxes and other assets (Notes 8,9 and 10).” The correct percentage figures provided under the heading “Component Ratio (%)” for March 31, 2010 for “Goodwill,” “Other intangible assets” and “Deferred income taxes and other assets (Notes 8,9 and 10)” are 1.5, 3.2 and 3.3, respectively, instead of 15, 32 and 33. Other than these three figures, no other items in the Form 6-K filed on August 12, 2010 are being amended by this Amendment No. 1.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)
Date: October 1, 2010	By:	/S/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

[Quarterly Consolidated Financial Statements]
Consolidated Balance Sheets (Unaudited)
Komatsu Ltd. and Consolidated Subsidiaries
June 30, 2010 and March 31, 2010

	June 30, 2010		March 31, 2010
		Component		Component
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Assets
Current assets
Cash and cash equivalents	¥84,329		¥82,429
Time deposits	2,087		1,132
Trade notes and accounts receivable, less allowance for doubtful receivables of ¥14,666 million at June 30, 2010 and ¥14,941 million at March 31, 2010	426,152		447,693
Inventories (Note 3)	378,691		396,416
Deferred income taxes and other current assets (Notes 8, 9, and 10)	122,549		112,451

Total current assets	1,013,808	53.3	1,040,121	53.1

Long-term trade receivables	157,560	8.3	150,972	7.7
Investments
Investments in and advances to affiliated companies	23,263		24,002
Investment securities (Notes 4, 9 and 10)	54,482		60,467
Other	2,121		2,399

Total investments	79,866	4.2	86,868	4.4

Property, plant and equipment — less accumulated depreciation of ¥620,892 million at June 30, 2010 and ¥631,973 million at March 31, 2010	504,058	26.5	525,100	26.8

Goodwill	28,697	1.5	29,570	1.5

Other intangible assets	59,851	3.1	61,729	3.2

Deferred income taxes and other assets (Notes 8, 9 and 10)	59,323	3.1	64,695	3.3

	¥1,903,163	100.0	¥1,959,055	100.0

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these balance sheets.

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